Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Norbord Inc.

We consent to the inclusion in this annual report on Form 40-F:

•
our Report of Independent Registered Public Accounting Firm dated January 31, 2019, addressed to the shareholders and directors of Norbord Inc. (the “Company”), on the consolidated financial statements of the Company comprising the consolidated balance sheets as at December 31, 2018 and December 31, 2017, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our Report of Independent Registered Public Accounting Firm dated January 31, 2019 on the effectiveness of internal control over financial reporting as of December 31, 2018, each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2018.
We also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-220258), on Form F-10 (No. 333-215266), on Form S-8 (No. 333-211895) and on Form S-8 (No. 333-213179) of the Company.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

February 1, 2019
Toronto, Canada